EXHIBIT 4


          Hoechst Information
          for the press

                                                        May 4, 1995

          Hoechst signs agreements on acquisition of Marion Merrell
          Dow Jurgen Dormann: Pharmaceuticals is our largest and most important field of activity Worldwide expansion of pharmaceuticals

          FRANKFURT; KANSAS CITY, MISSOURI; MIDLAND, MICHIGAN

          On Thursday, May 4, 1995, the Hoechst Group, Marion Merrell Dow Inc. (MMD) and The Dow Chemical Company signed the agreements under which Hoechst will acquire the whole of MMD. Hoechst will pay around US $7.1 billion for this purchase. Completion of the acquisition now depends on the approval of the responsible anti-trust authorities in the US and Europe.

          The Hoechst Group's pharmaceutical sales in 1994 amounted to DM 10.3 billion. It employed around 33,500 people in this sector. Hoechst spent more than DM 1.7 billion on research and development in the field of new drugs.

          GLOBAL EXPANSION OF THE ACTIVITY WITH THE GREATEST
          STRATEGIC IMPORTANCE

          Hoechst intends to concentrate on its core activities and further strengthen its business in the pharmaceutical, agricultural and industrial chemical sectors. The most important role in this regard will be played by the pharmaceutical business area, which Hoechst intends to expand worldwide: from diagnostics and plasma products to innovative single-source drugs through to generics.

          With the planned acquisition of Marion Merrell Dow, Hoechst wants to further strengthen its position, especially in the US, the largest pharmaceutical market in the world in terms of volume.

          Hoechst has not up to now succeeded in establishing a strong position in North America by its own efforts. As Jurgen Dormann, Chairman of the Board of Management of Hoechst AG, put it: "We therefore need a partner with an efficient sales and distribution network, good contacts with the FDA, one who can provide us with access to the innovative field of biotechnological research in the US, a company with strong clinical development in the country, who meaningfully complements our own product range and is a reputable partner of the large local managed care organizations. Among the new companies that could even be considered for an acquisition, Marion is the candidate which is best suited."

          MARION - ONE OF THE MOST REPUTABLE SUPPLIERS OF THE
          MANAGED CARE ORGANIZATIONS IN THE US

          Marion is one of the 15 largest pharmaceutical companies in the US and one of the most reputable suppliers of the large managed care organizations in the country. With 9,000 employees, some 1,000 of whom are members of the US field force, Marion last year achieved sales of US $ 3.1 billion and a net profit of US $438 million. North America accounts for 66 percent of sales and Europe and the Pacific Region for 17 percent respectively.

          Marion's activities are focused on the key indication fields of cardiovascular diseases, immunology/rheumatology, diseases of the stomach, allergies and diseases of the central nervous system. Expenditure on research and development in 1994 amounted to US $462 million. Marion's indication fields fit well into the activities of Hoechst and Roussel.

          "Strategically, bringing these companies together will enable us to better serve health care customers and millions of patients worldwide," said Fred W. Lyons, Jr., chairman and chief executive officer of Marion Merrell Dow. With a strong commitment to research and development, plus organization that is addressing the changing needs of health care, we will have the critical mass, geographic reach and depth of product line to be formidable competitor in the global marketplace."

          COMPANIES COMPLEMENT EACH OTHER IN PRODUCT PORTFOLIO AND REGIONAL STRUCTURE

          As Dr. Karl-Gerhard Seifert, Hoechst AG board member responsible for pharmaceuticals, emphasized: "We are convinced that the product portfolio and regional structure of the companies complement each other well. The considerable synergies will result in a successful partnership between Hoechst Roussel and Marion."

          ROUSSEL UCLAF ACQUIRES DOW PHARMACEUTICAL ACTIVITIES IN
          LATIN AMERICA

          Dow has operated its pharmaceutical activities in Latin America independently, and has not integrated them into Marion. Dow's pharmaceutical sales in Latin America in 1994 amounted to around US $ 175 million. On Thursday it was also agreed that Roussel Uclaf will acquire this business for a price of US $ 140 million.

          GLOBAL PHARMACEUTICAL BUSINESS WILL BE KNOWN AS HOECHST
          MARION ROUSSEL

          Hoechst's pharmaceutical activities will in future be known as Hoechst Marion Roussel. The entire Hoechst Group pharmaceutical business will be headed by Jean-Pierre Godard, his deputy will be Richard J. Markham, at present the President and Chief Operating Officer of MARion Merrell Dow.

          Hoechst Marion Roussel will be sub-divided into four geographical regions: North America, Europe/Africa, Asia and Latin America. The North American pharmaceutical business will be based in Kansas City.